 Table of Contents

Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Predecessor					Successor	Predecessor		Successor
	Fiscal Years ended January 31,						Six Months Ended July 31, 2005	Period February 1, 2006 through February 7, 2006	Period February 8, 2006 through July 31, 2006	Pro Forma Six Months Ended July 31, 2006
	2002	2003	2004	2005	2006	Pro Forma 2006
					(dollars in thousands)
Earnings:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(1,616)	$(1,577)	$162	$11,960	$15,926	$4,118	$12,731	$(6,740)	$(728)	$2,260
Plus:
Fixed charges	20,506	16,380	15,574	14,921	17,556	27,575	7,669	368	12,232	14,296
Total earnings, before fixed charge addition	$18,890	$14,803	$15,736	$26,881	$33,482	$31,693	$20,400	$6,372	$11,504	$16,556
Fixed charges:
Interest expensed and capitalized	$19,146	$15,226	$14,551	$13,882	$16,838	$27,025	$7,399	$336	$11,966	$13,998
Plus:
Amortized premiums, discounts and capitalized expenses related to indebtedness	922	641	488	521	168	—	10	—	—	—
Estimate of the interest within rental expense (1/3 of rent expense)	438	513	535	518	550	550	260	32	266	298
Total fixed charges	$20,506	$16,380	$15,574	$14,921	$17,556	$27,575	$7,669	$368	$12,232	$14,296
Ratio of earnings to fixed charges(1)	0.92	0.90	1.01	1.80	1.91	1.15	2.66	(17.32)	0.94	1.16

(1)	Fixed charges exceeded earnings by $1,616, $1,577, $6,740 and $728 in fiscal 2002, fiscal 2003, the period February 1, 2006 through February 7, 2006 and the period February 8, 2006 through July 31, 2006, respectively.